Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Ste. 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

September 3, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Foor Christina Fettig David Orlic

Re:	Partners Group Private Income Opportunities, LLC (the “Fund”) Preliminary Proxy Statement (File Nos. 333-238474 and 811-23188)

Dear Messrs. Foor and Orlic and Ms. Fettig:

Set forth below are our responses to your comments on the Fund’s Preliminary Proxy Materials (the “Proxy Statement”) filed on August 19, 2020. The Proxy Statement is in connection with a special meeting of shareholders of the Fund to be held on October 13, 2020, for the purpose of: (i) approving the Reorganization of the Fund into Partners Group Private Equity (Master Fund), LLC (the “Acquiring Fund”); and (ii) to transact such other business as may properly come before the meeting or any adjournment thereof. Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement. For your convenience, we have repeated each comment below in bold, and our responses follow your comments.

1.	Please explain whether there are any differences in the tax status of the Fund and the Acquiring Fund, and if so, please address or disclose any such differences in the Proxy Statement.

There are no differences in the tax status of the Fund and the Acquiring Fund. Each of the Fund and the Acquiring Fund has a tax year ending September 30. Each of the Fund and the Acquiring Fund has elected to be treated as a corporation for federal income tax purposes. In addition, each of the Fund and the Acquiring Fund has elected to be treated, and each year expects to qualify, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). As such, each of the Fund and the Acquiring Fund generally is not subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. Each of the Fund and the Acquiring Fund anticipates that it will principally recognize ordinary interest income each year and therefore dividends paid to Shareholders/Unitholders in respect of such income generally will be taxable to Shareholders/Unitholders at ordinary U.S. federal income tax rates, and not at the reduced rates of U.S. federal income tax that are applicable to individuals for “qualified dividends” and long-term capital gains.

2.	Please confirm that the Acquiring Fund will be the accounting survivor of the Reorganization, and consider including disclosure in the Proxy Statement to that effect.

The Acquiring Fund will be the accounting survivor of the Reorganization. The Registrant will include the requested disclosure in its definitive proxy statement.

3.	The letter to shareholders states that “each holder of Acquired Class Shares that is not an accredited investor and qualified client will be subject to the mandatory redemption of their Acquired Class Shares prior to the effective date of the Reorganization.”

a.	Please explain whether the Fund’s governing documents provide the Fund with a pre-existing right to mandatorily redeem Shareholders, and if so, discuss the relevant provisions of the Fund’s governing documents.

The Registrant respectfully directs the staff to Article IV, Section 4.5 of the Limited Liability Company Agreement of the Registrant dated December 13, 2016 (the “LLC Agreement”). Article IV, Section 4.5 provides, in part, that the Fund may effect a mandatory redemption at net asset value of any portion of Shareholder’s Shares, in the event that the Board of Managers determines or has reason to believe, in its sole discretion, that “it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such Shares in circumstances where the Board of Managers determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Shareholder.” As set forth in the Proxy Statement and discussed in the response to comment 3.b below, the Board of Managers of the Fund believes that the Reorganization, including the mandatory redemption of Shares held by Shareholders of the Fund that do not meet the eligibility criteria for the Acquiring Fund (“Ineligible Investors”), is in the best interests of the Fund and its Shareholders. As set forth in the response to comment 3.b below, the Board of Managers of the Fund does not believe that the mandatory redemption of Shares held by Shareholders of the Fund that do not meet the eligibility criteria for the Acquiring Fund discriminates unfairly against such Shareholders.

b.	If the Fund has a pre-existing right of mandatory redemption, please explain how the redemption provisions of the Fund’s governing instruments would comply with Rule 23c-2 under the 1940 Act. In particular, please explain how redeeming the shares of only those Shareholders that do not meet the eligibility criteria to invest in the Acquiring Fund would be consistent with the requirement of Rule 23c-2(a) that, if less than all the outstanding securities of a class or series are to be called or redeemed the call or redemption shall be made in a manner as will not discriminate unfairly against any holder of the securities of such class or series.

The Registrant believes that the mandatory redemption of those Shareholders of the Fund that do not meet the eligibility criteria of the Acquiring Fund is consistent with the requirements of Rule 23c-2 under the 1940 Act because such redemption does not discriminate unfairly against the Shareholders that are Ineligible Investors and subject to mandatory redemption. Rule 23c-2(a) provides that “a registered closed-end investment company may call or redeem any securities of which it is the issuer, in accordance with the terms of such securities or the charter, indenture or other instrument pursuant to which such securities were issued: Provided, That, if less than all the outstanding securities of a class or series are to be called or redeemed the call or redemption shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series.”

If the Reorganization is approved by Shareholders of the Fund, the Registrant, as the issuer of Shares of the Fund, would conduct such mandatory redemption in accordance with the “charter, indenture or other instrument pursuant to which such securities were issued.” As noted in response to comment 3.a above, the LLC Agreement of the Registrant provides the Registrant with a pre-existing right of mandatory redemption in circumstances where the Board of Managers determines that a mandatory redemption is in the best interests of the Fund and such redemption is conducted in a manner as will not discriminate unfairly against any Shareholder. As discussed in more detail in the Proxy Statement, in approving the Reorganization, including the mandatory redemption of Shares of Ineligible Investors, the Board of Managers of the Fund determined that the Reorganization is in the best interests of the Fund and its Shareholders. In determining that the mandatory redemption would not discriminate unfairly against Ineligible Investors, the Board of Managers of the Fund considered that (i) all Shareholders of record as of September 1, 2020 would have an opportunity to vote on the Reorganization, including the Ineligible Investors, (ii) the likely alternative to the Reorganization would be the liquidation of the Fund, and (iii) both a mandatory redemption of Shares as a result of the Reorganization and a liquidation of the Fund as the likely alternative to the Reorganization would cause a disposition of Shares resulting in the recognition of a taxable gain or loss to the Ineligible Investors.

c.	Please explain how the mandatory redemption is consistent with the tender offer rules.

The Registrant directs the staff to its response to comment 4.a below.

d.	On p. 6 under the heading Tax Consequences of the Reorganization, please disclose any tax consequences for Shareholders subject to forced redemption of their Shares, as well as any impact of forced redemptions for particular types of Shareholders, such as Individual Retirement Accounts, as applicable.

The Registrant will include the requested disclosure in its definitive proxy statement.

e.	In the capitalization table on p. 13, please quantify and disclose the net asset value of the Fund that will be subject to mandatory redemption, and show the impact of such redemptions as an adjustment to the capitalization table. An estimate may be provided as long as it is disclosed that such figures are estimates.

The Registrant will include the requested disclosure in its definitive proxy statement.

f.	In the shareholder letter, provide an estimate of the number of Shareholders that will be subject to mandatory redemption and disclose that some Shareholders may be subject to mandatory redemption.

The Registrant will include the requested disclosure in its definitive proxy statement.

4.	The Board Considerations section beginning on p. 4 of the Proxy Statement discloses that “[t]he Board also considered that Shareholders of the Fund who did not wish to become part of the Acquiring Fund would have the opportunity to tender their shares of the Fund prior to the Closing Date or tender their Units of the Acquiring Fund after the Closing Date.”

a.	Consider building out this disclosure and provide an analysis of the applicability of Rule 14e-5 under the Securities Exchange Act of 1934 (the “Exchange Act”) to these tenders.

The Registrant will include additional disclosure in its definitive proxy statement discussing the opportunities for Shareholders of the Fund who do not wish to become part of the Acquiring Fund to tender their shares of the Fund prior to the Closing Date or tender their Units of the Acquiring Fund after the Closing Date.

Rule 14e-5 under the Exchange Act generally provides that, from the time of the public announcement of a tender offer until the tender offer expires, no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer. The Fund is a “covered person” as defined in Rule 14e-5 with respect to its offers to repurchase Shares. The Fund’s October 1, 2020 tender offer, which provided Shareholders with “the opportunity to tender their shares of the Fund prior to the Closing Date,” was publicly announced by filing of Schedule TO on June 29, 2020, and the offer expired on July 27, 2020. The Proxy Statement was filed on August 19, 2020. If Shareholders of the Fund vote to approve the Reorganization, the mandatory redemption of Shareholders of the Fund that are Ineligible Investors would occur following the Special Meeting of Shareholders to be held on October 13, 2020 and prior to the Closing Date. Accordingly, Rule 14e-5 does not apply to the mandatory redemption of Shares of Ineligible Investors by the Fund because such purchase of Shares of Ineligible Investors would not occur between the time of the public announcement of the tender offer and the expiration of the tender offer.

Following the Closing Date, Shareholders of the Fund that received Units of the Acquiring Fund will have the opportunity to tender Units of the Acquiring Fund received in connection with the Reorganization during the Acquiring Fund’s January 1, 2021 tender offer. The Acquiring Fund is a covered person with respect to the repurchase of its Units, however, the Acquiring Fund is not proposing to purchase its securities in connection with the Reorganization. Accordingly, the Acquiring Fund’s January 1, 2021 tender offer does not fall within the scope of Rule 14e-5.

b.	Please disclose whether the Board of the Fund considered that a Shareholder that tenders Shares in advance of the Reorganization or that is subject to mandatory redemption of their Shares would incur tax consequences.

The Registrant will include the requested disclosure in its definitive proxy statement.

5.	Please explain why the Reorganization does not require a registration on Form N-14 under the 1933 Act.

Form N-14 may be used by all management investment companies registered under the 1940 Act to register under the 1933 Act securities to be issued in connection with certain transactions, including certain business combinations and mergers. The Reorganization contemplates the transfer of all of the assets of the Fund to the Acquiring Fund in exchange for (i) the assumption by the Acquiring Fund of all liabilities of the Fund, and (ii) the issuance by the Acquiring Fund of Units having equal value, which will be distributed proportionately by class to Shareholders of the Fund as indicated in the Proxy Statement and Plan of Reorganization. Because Units of the Acquiring Fund are not registered under the 1933 Act and the Acquiring Fund is not seeking to register Units to be issued as part of the Reorganization under the 1933 Act, no registration on Form N-14 is required.

6.	Rule 13e-3 under the Exchange Act provides that if an issuer or its affiliates engage in a transaction or series of transactions of certain types that will cause a class of the issuer’s equity to become eligible for suspension of its reporting requirements, the issuer must file a Schedule 13e-3. Please confirm that the Fund has complied or intends to comply with its disclosure requirements under Rule 13e-3, or explain why such requirements do not apply.

The Registrant respectfully advises the staff that the requirements of Rule 13e-3 under the Exchange Act are not applicable because the Reorganization of the Fund into the Acquiring Fund does not result in the effects required by Rule 13e-3(a)(3)(ii) to be deemed a “Rule 13e-3 transaction” (as such term is defined in Rule 13e-3(a)(3)). Rule 13e-3 under the Exchange Act provides that if an issuer or its affiliates engage in a transaction or series of transactions of certain types that will cause a class of the issuer’s equity to become eligible for suspension of its reporting requirements, the issuer must file a Schedule 13e-3. Rule 13e-3 applies to an issuer that is subject to the requirements of Sections 12 or 15(d) of the Exchange Act that engages in a Rule 13e-3 transaction. For a transaction to meet the definition of a Rule 13e-3 transaction, the transaction must have the effect of “(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the [Exchange Act] to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or Section 15(d); or (B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The Fund is registered under the 1940 Act and the 1933 Act. The Acquiring Fund is registered under the 1940 Act and not registered under the 1933 Act. Section 15(d) of the Exchange Act and Rule 15d-1 thereunder set forth the requirement for a registrant under the 1933 Act to file annual reports. Section 30(d) of the 1940 Act, which governs shareholder reports of registered investment companies such as the Fund and the Acquiring Fund, states that “The Commission shall issue rules and regulations permitting the filing with the Commission, and with any national securities exchange concerned, of copies of periodic reports, or of extracts therefrom, filed by any registered investment company pursuant to subsections (a) and (b), in lieu of any reports and documents required of such company under section 13 or 15(d) of the [Exchange Act].” The Commission has adopted rules and regulations pursuant to Section 30(d), including Rule 30b2-1, which requires the filing of annual and semi-annual reports on Form N-CSR. The obligation to file annual and semi-annual reports on Form N-CSR pursuant to Rule 30b2-1 applies to all registered investment companies, including the Fund and the Acquiring Fund. Accordingly, the Reorganization of the Fund into the Acquiring Fund would not result in a suspension of the requirement for the Fund to file annual reports on Form N-CSR under Section 15(d) of the Exchange Act because each of the Fund and the Acquiring Fund are subject to the requirements of Section 30(d) of the 1940 Act and the rules and regulations thereunder, which apply in lieu of the requirements of Section 15(d) of the Exchange Act, and such requirements will not be suspended as a result of the Reorganization.

7.	The Questions & Answers section, under the heading Will the Fund pay for the proxy solicitation and related costs?, states that the Fund and the Acquiring Fund will bear equally proxy solicitation and related costs. Please disclose (i) that costs will be allocated in this manner whether or not the reorganization is consummated, and (ii) the rationale for allocating costs in this manager. Please also confirm that the estimate of costs provided encompasses all the costs associated with the Reorganization that are being split between the Fund and the Acquiring Fund.

The Registrant will include in its definitive proxy statement the requested disclosure and will provide an updated estimate of costs encompassing all of the costs associated with the Reorganization that are being borne equally by the Fund and the Acquiring Fund.

8.	Please explain whether there will be any repositioning of the Fund’s portfolio in connection with the Reorganization or as a direct result of the Reorganization.

There will be no repositioning of the Fund’s or the Acquiring Fund’s portfolio in connection with, or as a direct result of, the Reorganization.

9.	Please explain whether there are any differences in the valuation methodologies between the Fund and the Acquiring Fund that would cause an adjustment to be necessary.

There are no differences in the valuation methodologies of the Fund and the Acquiring Fund that would cause an adjustment to be necessary.

10.	Please confirm that the net asset value used to determine the amount of Acquiring Fund Units received by Shareholders of the Fund will be calculated as of the same date and time.

The Registrant confirms that the net asset values used to determine the amount of Acquiring Fund Units received by Shareholders of the Fund will be calculated as of the same date and time as the net asset value of Shares to be exchanged for such Acquiring Fund Units.

11.	The second paragraph under the heading Comparative Fee Table on p. 8 states “[t]he pro forma Shareholder fees and operating expenses, which show the anticipated effects of the Reorganization on both Shareholder fees and operating expenses, reflect that the Combined Fund is projected to have slightly higher annual net operating expenses, excluding incentive fees, and lower annual net operating expenses, including incentive fees, than the Fund on a pro forma basis. The ‘current’ Total Annual Fund Operating Expense Tables and Examples shown in the tables are based on current actual expenses incurred by the Fund as of March 31, 2020.” Please confirm this statement is accurate or revise accordingly.

The Registrant will revise this disclosure as follows (new language is bolded):

The pro forma Shareholder fees and operating expenses, which show the anticipated effects of the Reorganization on both Shareholder fees and operating expenses, reflect that the Combined Fund is projected to have lower Total Annual Fund Operating Expenses, including Incentive Fees, and slightly higher annual net operating expenses, excluding incentive fees, ~~and lower annual net operating expenses, including incentive fees,~~ than the Fund on a pro forma basis.

12.	The comparative fee table on p. 9 includes columns for the Fund and pro forma Combined Fund. The staff notes a separate column is not included for the Acquiring Fund. Is a separate column for the Acquiring Fund omitted because the expenses would be the same as for the pro forma Combined Fund? If so, consider modifying the heading of the pro forma Combined Fund column to indicate that it is showing fees for both the Acquiring Fund and the pro forma Combined Fund.

The Registrant confirms that a separate column was not included in the comparative fee table because the expenses of the Acquiring Fund and the pro forma Combined Fund are the same. The Registrant will revise the heading of the pro forma Combined Fund column in the definitive proxy statement to indicate the expenses shown in that column are for the Acquiring Fund and pro forma Combined Fund.

13.	Footnote 12 to the comparative fee table on p. 10 discloses the terms of the Acquiring Fund’s expense limitation agreement.

a.	Please confirm that any expenses subject to recapture from the Fund will not be carried over and subject to recapture from the Combined Fund.

The Registrant confirms any expenses subject to recapture from the Fund will not be carried over and subject to recapture from the Combined Fund.

b.	In discussing the contractual fee waiver agreements applicable to each Fund, include termination dates for the expense limitation agreements. The staff notes that under Form N-1A, expense limitations may only be reflected if effective for at least one year.

The Registrant will include the termination date of each of the Fund’s and the Acquiring Fund’s expense limitation agreement in its definitive proxy statement. The Registrant notes, however, that the requirements of Form N-1A are not applicable to the Fund or the Acquiring Fund as each of the Fund and the Acquiring Fund are registered on Form N-2. The Registrant further notes that the Acquiring Fund’s Total Annual Expenses, excluding Incentive Fees, for Class A Units and Class I Units, are currently below the Expense Limits set forth in the Acquiring Fund’s expense limitation agreement.

c.	State in the expense example on p. 11 that the example only reflects the waiver for the period that is contractually obligated.

The Registrant will include the requested disclosure in its definitive proxy statement.

14.	Footnote 14 to the comparative fee table on p. 10 provides the Fund’s annual net expenses, excluding incentive fees. The staff notes that the Fund’s annual net expenses, excluding incentive fees, are 2.72% and 2.03% for Class A Shares and Class I Shares, respectively. The staff further notes that the Fund’s Expense Limits are 2.70% and 2.00% for Class A Shares and Class I Shares, respectively. Please supplementally explain what expenses are excluded from the Expense Limit so as to cause the Fund’s annual net expenses, excluding incentive fees, to exceed the Expense Limit by 2 basis points for Class A Shares and 3 basis points for Class I Shares.

The Registrant respectfully directs the staff to Footnote 12 to the comparative fee table, which lists the expenses excluded from the Expense Limits under the Expense Limitation Agreement. Those expenses are taxes, brokerage commissions, interest from borrowing, borrowing costs, certain transaction-related expenses arising out of investments made by the Fund, extraordinary expenses, the Incentive Fee and acquired fund fees and expenses (collectively, “Excluded Expenses”). In this case, the Excluded Expenses that caused the Fund’s Annual Net Expenses, excluding Incentive Fees, to exceed the Expense Limits by 2 basis points for Class A Shares and 3 basis points for Class I Shares were taxes.

15.	Footnote 15 to the comparative fee table on p. 10 states that “[t]he Combined Fund’s Annual Net Expenses excluding incentive fees are 2.89% and 2.14% for Class A Units and Class I Units, respectively.” Please confirm the annual net expenses, excluding incentive fees, for Class A Units. The staff calculates annual net expenses, excluding incentive fees, for Class A Units of 2.88%.

The Registrant confirms that the Annual Net Expenses, excluding Incentive Fees, for Class A Units are 2.89% and believes that the difference in management’s calculation and the staff’s calculation may be due to rounding.

16.	Please label any adjustments included in the capitalization table on p. 13 with footnotes explaining the adjustment. Please also include as adjustments (i) costs of the reorganization, (ii) the total net assets of all classes of the Funds, and (iii) the quantification of the net asset value of Shareholders that will subject to mandatory redemption.

The Registrant will include the requested disclosure in its definitive proxy statement.

17.	The staff notes that as part of the Reorganization, Shareholders of the Fund, which is registered under the 1940 Act and the 1933 Act, would receive Units of the Acquiring Fund, which is registered under the 1940 Act but not registered under the 1933 Act.

a.	In section A. Overview of the Reorganization on p. 3, please discuss any impact to Shareholders of moving from a fund that is registered under the 1933 Act to a fund that is not registered under the 1933 Act, including any impact from the loss of the 1933 Act’s shareholder protections.

The Registrant will include the requested disclosure in its definitive proxy statement.

b.	To the extent the Board of the Fund considered the loss of 1933 Act protections, please discuss in the Board Considerations section.

The Registrant will include the requested disclosure in its definitive proxy statement.

18.	Section A. Overview of the Reorganization on p. 3 states in part that “[t]he Fund and the Acquiring Fund have substantially the same fundamental investment limitations and the Adviser utilizes a substantial similar investment philosophy with respect to each of the Fund and the Acquiring Fund. There are differences between the Acquiring Fund and the Fund. In particular, the Acquiring Fund is subject to different fee structures from the Fund and unlike the Fund, the securities offered by the Acquiring Fund are not registered under the Securities Act of 1933, as amended and the Funds have different primary investment objectives. In addition, the Acquiring Fund’s principal investment strategies and risks are more expansive than the Fund’s principal investment strategies and risks.”

a.	The staff believes that, read together, the statements that “the Funds have different primary investment objectives” and “the Adviser utilizes a substantial similar investment philosophy with respect to each of the Fund and the Acquiring Fund” may result in Shareholder confusion. Please disclose that the Acquiring Fund seeks to invest primarily in a diversified portfolio of private equity, and the Fund seeks to invest primarily in credit or debt-related opportunities.

The Registrant will include the requested disclosure in its definitive proxy statement.

b.	Similar disclosure regarding the investment risks and investment philosophy of the Fund and the Acquiring Fund appears on p. 7, and directs Shareholders to further information on the Fund and Acquiring Fund’s investment objective, principal investment strategies and principal risks contained in Appendices B and C. Consider bolding the sentence referring Shareholders to Appendices B and C.

The Registrant will revise this disclosure as requested in its definitive proxy statement.

c.	Please disclose whether the Board of the Fund considered the differences in investment strategies in approving the Reorganization.

The Registrant will include the requested disclosure in its definitive proxy statement.

19.	The Shareholder Information—Principal Shareholders and Management Ownership section on p. 16 discloses that 100% of the Fund’s Class A Shares, and approximately 65% of the Fund’s Class I Shares, are held by affiliated entities. Please supplementally explain the nature of those entities, in particular, whether these entities are pass through entities with respect to the voting, i.e., would the underlying holders of interests in those affiliated entities have the ability to vote on the transaction?

The affiliated entities that hold 100% of the Fund’s Class A Shares and approximately 65% of the Fund’s Class I Shares are not pass through entities with respect to voting. These affiliated entities are the beneficial owners of Shares and may vote accordingly, in accordance with applicable law.

20.	Appendix C – Comparison of Principal Risks contains a chart showing the risks applicable to each of the Fund and the Acquiring Fund. Please provide a brief narrative addition to the chart discussing how the principal risks differ between the Funds similar to what would be found in this section on Form N-14.

The Registrant will include the requested disclosure in its definitive proxy statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107, or, in my absence, to Joshua Lindauer at (212) 248-3298.

Very truly yours,

/s/ David L. Williams
David L. Williams